SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22 August 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Bank of Ireland

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): Increase in the Issued Share Capital of the Group. The 3% threshold has been crossed.	X

3. Full name of person(s) subject to notification obligation:	Bank of Ireland Asset Management Limited
4. Full name of shareholder(s) (if different from 3):	BNY Custodial Nominees Ltd Bank of Ireland Nominees Ltd Mellon Nominees Ltd Nortrust Nominees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	21 August 2008
6. Date on which issuer notified:	22 August 2008
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
	33,774,822	33,774,822	Non notifiable Holdings	Non notifiable Holdings	Non notifiable Holdings	Non notifiable Holdings	Non notifiable Holdings

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
Non notifiable Holdings	Non notifiable Holdings

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
-

Proxy Voting:
10. Name of proxy holder:	-
11. Number of voting rights proxy holder will cease to hold:	-
12. Date on which proxy holder will cease to hold voting rights:	-

13. Additional information:	Bank of Ireland is making this notification on receipt of a notification from Bank of Ireland Asset Management Limited. under the Transparency (Directive 2004/109/EC) Regulations 2007.
14 Contact name:	John B. Clifford - Group Secretary
15. Contact telephone name:	+353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 22 August 2008